Exhibit 28(h)(xiii)

AMENDED AND RESTATED

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

THIS AGREEMENT is entered into as of the 25th day of January, 2011, as amended and restated August 31, 2014, by and between BOSTON ADVISORS, LLC (the “Adviser”) and FUNDVANTAGE TRUST (the “Trust”), on behalf of the Boston Advisors Broad Allocation Strategy Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, distribution fees, shareholder service fees, transfer agency fees, interest, extraordinary items, and brokerage commissions, do not exceed the levels described below; and

WHEREAS, the Adviser wishes to extend the term of the expense limitation/reimbursement agreement dated January 25, 2011 for an additional one year period to August 31, 2015;

NOW, THEREFORE, the parties agree as follows:

Fee Reduction/Reimbursement.  The Adviser agrees that from the commencement of the operations of the Fund through August 31, 2015, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as distribution fees, shareholder service fees, or transfer agency fees), interest, extraordinary items, “Acquired Fund fees and expenses” and brokerage commissions, do not exceed 0.99% for the Fund (on an annual basis) of the Fund’s average daily net assets.

Fee Recovery. The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, such amounts for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Fund.

Term. This Agreement shall terminate on August 31, 2015, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Executed as of the date first set forth above.

BOSTON ADVISORS, LLC

By:	/s/ Michael J. Vogelzang, CFA
Name:	Michael J. Vogelzang, CFA
Title:	President & Chief Investment Officer

FUNDVANTAGE TRUST, on behalf of the Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President